July 2nd, 2008

RECEIVED
2008 JUL -8 A 2:40

08003613

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F. Street NE
Mail Stop 3628
Washington D.C. 20549

SUBJECT: Corporación GEO, S.A.B de C.V. Exemption No. 82-3870

Dear Sirs:

As of this year, Corporación GEO, S.A.B. de C.V. will not be sending physical copies of the documents and the information package submitted to you in the previous years. All of the documents have been and will continue to be published electronically on our internet website www.corporaciongeo.com, according to the new standard practice of the rule (amendment published in March 2007), in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Corporación GEO, S.A.B de C.V. claims exemption under Rule 12g3-2(b), with the exemption number 82-3870.

The information published electronically consists of the following:

(i) Documents and agreements of General Shareholders' Meetings; Proxy Voting documents
(ii) Press Releases
(iii) Investor Presentations
(iv) Annual Reports
(v) Interim Reports (quarterly reports)
(vi) Annual Reports according to the Mexican Securities and Exchange Commission (Circular Unica CNBV)
(vii) Conference Call Scripts and Post Conference Call Transcripts
(viii) Code of Best Corporate Practices
(ix) Corporación GEO's Bylaws
(x) Any other Information considered as material

If you have any comments or observations, please do not hesitate to contact us at:

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

Corporación GEO
Margaritas 433, Col. Exhacienda de Guadalupe Chimalistac
Del. Álvaro Obregón
Mexico D.F. 01050,
MEXICO

Phone: +5255 5480 5071
Email: hschroeder@casasgeo.com

Sincerely,

Hans Schroeder Jung
Investor Relations Officer

7/8

END